Filed Pursuant to Rule 433
Registration Statement No. 333-211718

THE TORONTO-DOMINION BANK

US$150,000,000 REOPENING OF 2.500% SENIOR MEDIUM-TERM NOTES, SERIES A,

DUE 2020

FINAL TERM SHEET

DATED DECEMBER 13, 2016

This final term sheet supplements the information set forth under the caption “Description of the Notes We May Offer” in the Prospectus Supplement dated June 30, 2016 and the caption “Description of the Debt Securities” in the Prospectus dated June 30, 2016.

Issuer:	The Toronto-Dominion Bank

Issue:	2.500% Senior Medium-Term Notes, Series A, due 2020 (the “Notes”)

Trade Date:	December 13, 2016

Settlement Date[1]:	December 20, 2016 (T+5)

Final Maturity Date:	December 14, 2020

Ratings[2]:	Moody’s Investors Service: Aa1 (outlook: negative) / Standard & Poor’s: AA- (outlook: stable)

Principal Amount to Be Issued in Reopening:	US$150,000,000

Principal Amount Initially Issued on December 14, 2015:	US$1,750,000,000

Aggregate Principal Amount, After Giving Effect to Reopening:	US$1,900,000,000

Reopening Price:	100.230% plus accrued interest from December 14, 2016

Accrued Interest from December 14, 2016:	US$62,500 (6 days)

Minimum Denomination:	US$2,000 and multiples of US$1,000

Coupon:	2.500%

Treasury Benchmark:	UST 1.75% due November 30, 2021

Treasury Benchmark Price and Yield:	99-08 / 1.909%

[1]	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.
[2]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Re-offer Spread to Treasury Benchmark:	T+53 basis points

Re-Offer Yield:	2.439%

Commissions:	0.300%

Interest Payment Dates:	Semi-annually on June 14 and December 14 of each year, beginning June 14, 2017.

Day Count Fraction:	30/360

Optional Redemption by Holders of Notes:	None

Optional Redemption by the Issuer for Tax Reasons:	In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the holders of the Notes, at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date.

Listing:	None

Sole Book-Runner:	TD Securities (USA) LLC

CUSIP / ISIN:	89114QBC1 / US89114QBC15

The Issuer has filed a registration statement (including a prospectus supplement and a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Sole Book-Runner will arrange to send you the pricing supplement, when available, the prospectus supplement, and the base prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846.